

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

> **Re: Bit Digital, Inc**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed September 3, 2021**
> **File No. 333-257934**

Dear Mr. Bullett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Form F-3 filed September 3, 2021

Cover Page

1.   We note your response to our prior comments 2 and 9. Although we note disclosure that your activities may not be deemed to be operation activities by a foreign legal person or entity under PRC law, you nevertheless appear to have remaining operations in China including warehousing 29.2% of your hardware and engaging 10 employees. Please provide prominent disclosure about the legal and operational risks associated with your remaining operations in China, including a discussion on how the recent ban of digital asset transactions in China impacts your business and whether it will impact your corporate structure going forward. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer

securities to investors and cause the value of such securities to significantly decline or be worthless. Alternatively, if you believe that your remaining operations in China pose no such risks, including no risks to the value of your securities, please provide us your factual and legal analysis explaining why that is the case.

2.   We note your response to our prior comments 1 and 2. On pages 3 and S-4, you state that you are in the process of registering a wholly-owned subsidiary to do business in China, and, on pages 3 and S-5, you state that you have operating entities in China. Please provide a separately captioned section in the Summary of Information and Prospectus Supplement Summary explaining your current and planned corporate structure, including diagrams for each. Include a discussion of the purpose of your planned PRC subsidiary and describe the operations in which it will engage. Explain whether this will involve the use of a variable interest entity. To the extent material, discuss any attendant risks to this new PRC subsidiary or the business you plan to do in China and include cross references to relevant risk factors. Also, please clearly describe the operations of your operating entities in China and include cross references to relevant risk factors.

Incorporation by Reference, page 2

3.   Please revise your disclosure on page 2 to specifically incorporate by reference your 6-K for the quarter ended June 30, 2021 filed on August 20, 2021.

Summary of Information, page 3

4.   We note your response to our prior comment 3. In your Summary of Information on page 3 and the Prospectus Supplement Summary on page S-4, describe any significant liquidity risks relating to your prior, current, or future corporate structure or operations in China, with cross-references to the more detailed discussion of these risks in the prospectus.

5.   We note your response to our prior comment 5. Please revise your "Transfer of cash" and "Payment of dividends or distributions" discussions on page 7 to quantify the transactions discussed. Additionally, revise your "Payment of dividends or distributions" discussion to discuss the tax consequences of the transactions discussed therein

Our Business, page 4

6.   We note your response to our prior comment 7, and reissue in part. In that regard, please:
   •   Revise to provide quantitative information regarding each of your hosting agreements with Compute North, Link Global, and Digihost, regarding, for example, fees and profit sharing;
   •   Disclose the material terms of your agreement with BlockFusion USA, including quantitative terms;
   •   Provide a brief description of any regulations in Canada that impact your operations;
   •   Further disclose the material terms of your custodian agreements with Matrixport Cactus and Copper, including for example in what manner they are required to store your digital assets, whether they are contractually required to hold your digital assets

in cold storage, what security precautions your custodians are required to undertake, what inspection rights you have, and what type of insurance your custodians are required to have to protect you from loss;

- Identify the factors that management considers when evaluating market conditions in considering whether to sell bitcoin;
- Disclose whether your custodians store all digital assets you own, including stablecoins, or explain in sufficient detail how you store such stablecoins;
- Disclose whether you hold any insurance for your digital assets, and, if so, provide a brief description of the insurance; and
- State the interest rate you charge on bitcoin loans that you make.

Risk Factors, page 10

7. We note your response to our prior comment 8. Disclose in the "Our Business" section beginning on page 4, whether you continued any bitcoin mining operations after any government mining bans in China, national or otherwise, were put into effect. To the extent you continued any mining operations after any bans were put into effect, provide specific risk factor disclosure addressing the possible consequences. In that regard we note that in May 2021 the Chinese government targeted virtual currency mining, but you did not cease mining operations in China until June 2021.

8. We note your response to our prior comment 10. You state on page 16 that "due to [y]our past mining operations in China, [you] may be deemed to be a 'data processor carrying out data processing activities' under the Measures." In light of this, disclose why you believe you "currently are not required to obtain clearance from the CAC before [y]our listing in the United States under the recently enacted or proposed regulations or rules."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at 202-551-3859 or Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.